UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

April 10, 2020

Date of Report (Date of earliest event reported)

IBERIABANK Corporation

(Exact name of registrant as specified in its charter)

Louisiana	001-37532	72-1280718
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 West Congress Street
Lafayette, Louisiana	70501
(Address of principal executive offices)	(Zip Code)

(337) 521-4003

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $1.00 per share)	IBKC	The NASDAQ Stock Market, LLC
Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.625% Perpetual Preferred Stock, Series B	IBKCP	The NASDAQ Stock Market, LLC
Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.60% Perpetual Preferred Stock, Series C	IBKCO	The NASDAQ Stock Market, LLC
Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.100% Perpetual Preferred Stock, Series D	IBKCN	The NASDAQ Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

Notice of Change of Location of Special Shareholders’ Meeting

On April 10, 2020, IBERIABANK Corporation (“IBKC”) filed additional soliciting material with the Securities and Exchange Commission announcing that, due to public health concerns around the coronavirus pandemic (COVID-19) and to support the health and well-being of its shareholders, associates and community, the location of IBKC’s special meeting of shareholders to be held on Friday, April 24, 2020 at 10:00 a.m. Central Time (the “Special Meeting”) has been changed and will be held in a virtual meeting format only. The purpose of the Special Meeting is to consider and vote on the previously announced Agreement and Plan of Merger, dated as of November 3, 2019, by and between IBKC and First Horizon National Corporation and related matters as described in the previously distributed joint proxy statement/prospectus. Attached as Exhibit 99.1 is a copy of the Notice of Change of Location of the Special Meeting of Shareholders of IBKC that is being mailed on or about April 10, 2020 to IBKC’s shareholders of record as of the close of business on February 24, 2020.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description of Exhibit

99.1	Notice of Change of Location of the Special Meeting of Shareholders of IBERIABANK Corporation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This report, the proxy statement and the documents that we incorporate by reference therein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to IBKC’s and First Horizon’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of IBKC and First Horizon, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in IBKC’s and First Horizon’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBKC and First Horizon; the outcome of any legal proceedings that may be instituted against IBKC and

First Horizon; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBKC and First Horizon do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; IBKC’s and First Horizon’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of IBKC and First Horizon.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in IBKC’s Annual Report on Form 10-K and Amendment No. 1 to such Form 10-K, each for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of IBKC’s website, www.IBERIABANK.com, under the heading “Financials & Filings” and in other documents IBKC files with the SEC, and in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.FirstHorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, including its Registration Statement on Form S-4 (File No. 333-235757), dated December 31, 2019, as amended by Amendment No. 1 to Form S-4, dated February 10, 2020, Amendment No. 2 to Form S-4, dated March 9, 2020 and Amendment No. 3 to Form S-4, dated March 17, 2020, and filings related to that Registration Statement.

Important Other Information:

In connection with the proposed transaction, First Horizon has filed with the SEC a Registration Statement on Form S-4 (File No. 333-235757) to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The Registration Statement, as amended, was declared effective by the SEC on March 19, 2020. The Registration Statement includes a joint proxy statement of IBKC and First Horizon which will be mailed on or about March 25, 2020 to the shareholders of IBKC and First Horizon seeking their approval of the proposed transaction. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF IBKC AND FIRST HORIZON ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT IBKC, FIRST HORIZON AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the Registration Statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about IBKC and First Horizon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314, or Clyde A. Billings Jr., First Horizon, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: April 10, 2020	IBERIABANK Corporation

	By:	/s/ Anthony J. Restel
	Name:	Anthony J. Restel
	Title:	Vice Chairman, Chief Financial Officer

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

NOTICE OF CHANGE OF LOCATION OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 24, 2020

To the Shareholders of IBERIABANK Corporation:

NOTICE IS HEREBY GIVEN that the location of the Special Meeting of Shareholders of IBERIABANK Corporation (“IBKC”) to vote on the Agreement and Plan of Merger entered into by IBKC and First Horizon National Corporation (“First Horizon”) and related matters as described in the previously distributed joint proxy statement/prospectus has been changed. As previously announced, the Special Meeting will be held on Friday, April 24, 2020 at 10:00 a.m. Central Time. Due to the ongoing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our shareholders, associates and community, the Special Meeting will be held online in a virtual meeting format only via live webcast. You will not be able to attend the Special Meeting in person.

Record Date. As described in the previously distributed joint proxy statement/prospectus for the Special Meeting, you are entitled to participate in the Special Meeting if you were a shareholder of record as of the close of business on February 24, 2020, the record date, or hold an appropriate legal proxy for the meeting provided by your broker, bank or other nominee.

How to Attend. To attend the Special Meeting, please go to http://www.meetingcenter.io/202554549 before the scheduled start time. To login to the virtual meeting you have two options: Join as a “Guest” or Join as a “Shareholder”. If you join as a “Shareholder” you will be required to have a control number and password. The password for the meeting is IBKC2020.

Shareholders of Record. If you were a holder of record of IBKC common stock as of the close of business on the record date and have your control number, you may vote during the Special Meeting by following the instructions available on the meeting website during the meeting. For record shareholders, the control number can be found on your proxy card or notice, or email, you previously received.

Beneficial Owners. If you hold your shares in “street name” through a broker, bank or other nominee, you must register in advance to attend the Special Meeting. To register, you must obtain a legal proxy, executed in your favor, from the holder of record and submit proof of your legal proxy reflecting the number of shares of IBKC common stock you held as of the record date, along with your name and email address, to Computershare. Please forward the email from your broker, bank or other nominee, or attach an image of your legal proxy, to legalproxy@computershare.com. Your email request for registration must be titled “Legal Proxy” and be received no later than 5:00 p.m. Eastern Time on April 21, 2020. You will receive a confirmation email of your registration from Computershare.

Attending as a Guest: If you do not have your control number, you may attend as a guest (non-shareholder) but will not have the option to vote your shares or ask questions during the virtual meeting.

Whether or not you plan to attend the Special Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the proxy materials previously distributed for the Special Meeting.

Please note that the proxy card included with the proxy materials previously distributed will not be updated to reflect the change in location and may continue to be used to vote your shares in connection with the Special Meeting.

This Notice should be read in conjunction with the Proxy Statement. Any information in this Notice that is inconsistent with the Proxy Statement supersedes the information originally provided in the Proxy Statement.

By Order of the Board of Directors,

Daryl G. Byrd
President and Chief Executive Officer

April 10, 2020